ALFRED G. SMITH	E-MAIL ADDRESS:
Member Florida Bar	asmith@shutts.com
(305) 379-9147 Direct Telephone
(305) 381-9982 Direct Facsimile

July 23, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC, 20549

Mail Stop 3010

Attention: Cicely LaMothe, Accounting Branch Chief

RE:	International Assets Holding Corporation
Form 10-K for the Year Ended September 30, 2009
File Number 000-23554

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) on behalf of International Assets Holding Corporation (the “Company”) in response to the staff’s letter of July 9, 2010 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2009 (the “Form 10-K”).

Set forth below in italics are each of the comments contained in the staff’s letter, followed by each of the Company’s responses. These items are set forth in the order in which they appear in the staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009:

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.	Refer to the pro forma financial statements within your proposed amendment of your Form 10-K. Please reference your pro forma adjustments to the respective footnote which clearly explain the assumptions involved.

Response to Comment No. 1:

The Company has added a footnote to the pro forma income statement and added an expanded explanation for the pro forma adjustments.

Securities and Exchange Commission

July 23, 2010

2.	We have read and considered your response to comment one and note that you continue to present an entire income statement in an attempt to reconcile the adjusted non-GAAP measures to the corresponding pro forma financial statements of the company and FCStone. As we have previously stated, it is not appropriate to present an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP (or pro forma) measures as it gives an undue prominence to the non-GAAP information. Please revise accordingly.

3.	Furthermore, in lieu of providing a full non-GAAP income statement, what consideration was given to presenting your calculation and reconciliation of pro forma adjusted non-GAAP measures similar to your calculation and reconciliation of adjusted non-GAAP measures as shown within the Selected Financial Data Section.

Response to Comments Nos. 2 and 3:

The presentation of the adjusted non-GAAP financial information has been modified to present this information in a manner that is substantially the same as the presentation utilized in the Selected Financial Data section.

Pursuant to the request of the staff, attached to this letter is a statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

/s/ Alfred G. Smith

Alfred G. Smith, II

Enclosures

Securities and Exchange Commission

July 23, 2010

cc:	Sean O’Connor
William Dunaway

Securities and Exchange Commission

July 23, 2010

Statement by the Company

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Assets Holding Corporation

By: /s/ Sean M. O’Connor

Sean M. O’Connor, Chief Executive Officer

Dated: July 23, 2010

By: /s/ William Dunaway

William Dunaway, Chief Financial Officer

Dated: July 23, 2010

Attachment

Item 6.	Selected Financial Data

The following selected financial and operating data are derived from our consolidated financial statements and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in Item 7 and our consolidated financial statements included in Item 8. This information does not include pro forma financial information reflecting the FCStone transaction. Amounts below of total stockholders’ equity, total assets, extraordinary gain and net income at September 30, 2009 reflect the FCStone transaction, which occurred on that date.

Selected Summary Financial Information (U.S. GAAP)

(In millions, except share and per share numbers)	2009	2008	2007	2006	2005
Operating revenues	$91.3	$117.0	$47.3	$35.1	$26.1
Interest expense	8.0	11.2	9.3	2.1	1.3
Non-interest expenses:
- Compensation	40.8	36.5	29.2	16.4	11.0
- Clearing	17.5	14.7	11.2	7.6	6.5
- Other	12.1	11.7	7.2	4.0	3.2

Income before taxes	12.9	42.9	(9.6)	5.0	4.1
Taxes	2.6	16.2	(3.4)	1.6	1.5
Minority interest	0.5	(1.0)	(0.6)	—	—

Income from continuing operations	9.8	27.7	(5.6)	3.4	2.6
Discontinued operations	0.7	(0.1)	(1.1)	(0.1)	—

Income before extraordinary gain	9.1	27.8	(4.5)	3.5	2.6
Extraordinary gain	18.5	—	—	—	—

Net income	$27.6	$27.8	$(4.5)	$3.5	$2.6

Earnings per share:
- Basic	$3.11	$3.30	$(0.56)	$0.45	$0.36
- Diluted	$2.80	$2.95	$(0.56)	$0.41	$0.33

Number of shares:
- Basic	8,895,697	8,434,976	8,086,837	7,636,808	7,303,065
- Diluted	10,182,586	9,901,706	8,086,837	8,387,761	8,023,891

Selected Balance Sheet Information:
Total assets	$1,555.7	$438.0	$361.2	$199.9	$147.0
Convertible notes	$16.7	$16.8	$24.9	$26.9	$—
Stockholders’ equity	$238.8	$74.8	$35.6	$33.9	$28.1

Adjusted Non-GAAP Financial Information (Unaudited)

(In millions, except employee count and ratios)	2009	2008	2007	2006	2005
U.S. GAAP Data:
Operating revenues	$91.3	$117.0	$47.3	$35.1	$26.1
Income from continuing operations	$9.8	$27.7	$(5.6)	$3.4	$2.6
Net income (loss) (a)	$27.6	$27.8	$(4.5)	$3.5	$2.6
Stockholders’ equity (a)	$238.8	$74.8	$35.6	$33.9	$28.1

Adjusted Non-GAAP Data (Unaudited):
Data adjusted (on a marked to market basis):
Operating revenues as stated above	$91.3	$117.0	$47.3	$35.1	$26.1
Marked to market adjustment	6.9	(26.9)	23.4	7.6	—

Adjusted operating revenues, marked to market	$98.2	$90.1	$70.7	$42.7	$26.1

Net income (loss) as stated above	$27.6	$27.8	$(4.5)	$3.5	$2.6
Marked to market adjustment	6.9	(26.9)	23.4	7.6	—
Tax effect at average rate of 37.5%	(2.5)	10.1	(8.8)	(2.9)	—

Adjusted net income (loss)	$32.0	$11.0	$10.1	$8.2	$2.6

Stockholders’ equity as stated above	$238.8	$74.8	$35.6	$33.8	$28.1
Cumulative marked to market adjustment	6.9	(26.9)	23.4	7.6	—
Tax effect at blended rate of 37.5%	(2.5)	10.1	(8.8)	(2.9)	—

Adjusted stockholders’ equity	$245.7	$77.3	$54.9	$38.6	$28.1

Return on average adjusted stockholders’ equity (b)	16.0%	16.6%	21.6%	24.6%	9.9%

Other Data:
Employees (c)	625	195	170	89	67
Compensation and benefits / adjusted operating revenues	41.5%	40.5%	41.3%	38.4%	42.1%
Leverage ratio: (total assets to equity)	6.5	5.9	10.1	5.9	5.2

(a)	Net income and stockholders’ equity include a $18.5 million extraordinary gain related to the FCStone transaction.
(b)	Return on average adjusted stockholders’ equity excludes the effect of the $18.5 million extraordinary gain related to the FCStone transaction.
(c)	The number of employees listed above includes the number of employees of FCStone as of September 30, 2009.

As discussed in previous filings and elsewhere in this Form 10-K, U.S. generally accepted accounting principles (“U.S. GAAP”) require the Company to carry derivatives at fair market value but physical commodities inventory at the lower of cost or market value. These requirements may have a significant temporary impact on our reported earnings. Under U.S. GAAP, gains and losses on commodities inventory and derivatives which the Company intends to be offsetting are often recognized in different periods. Additionally, U.S. GAAP does not require us to reflect changes in estimated values of forward commitments to purchase and sell commodities.

For these reasons, management primarily assesses the Company’s operating results on a marked-to-market basis. Management relies on these adjusted operating results to evaluate the performance of the Company’s commodities business segment and its personnel.

The Unaudited Adjusted Data in the table above reflect the Company’s adjusted operating revenues, adjusted net income and adjusted stockholders’ equity, which have been adjusted to reflect the marked-to-market differences in the Company’s commodities business during each period (in the case of operating revenues and net income) and the cumulative differences (in the case of stockholders’ equity). The Company has also included the estimated tax liability which would have been incurred as a result of these adjustments, utilizing a blended tax rate of 37.5%.

Adjusted operating revenues, adjusted net income and adjusted stockholders’ equity are financial measures that are not recognized by U.S. GAAP, and should not be considered as alternatives to operating revenues, net income or stockholders’ equity calculated under U.S. GAAP or as an alternative to any other measures of performance derived in accordance with U.S. GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make more meaningful comparisons of performance between the periods presented. In addition, these non-GAAP measures are used by management in evaluating the Company’s performance.

The Company determines the fair value of physical commodities inventory on a marked-to-market basis by applying quoted market prices to the inventory owned by the Company on the balance sheet date. In the Company’s precious metals business, the Company obtains the closing COMEX nearby futures price for the last business day of the month and then adjusts that price to reflect an exchange for physical transaction, utilizing bids obtained from one or more market participants. In the Company’s base metals business, for copper inventory, the Company obtains the closing COMEX or LME nearby futures price and then adjusts that price to reflect any freight charges to the relevant delivery point. For the Company’s lead inventory, the Company obtains the closing LME nearby futures month price and then adjusts that price to reflect any tolling and freight charges to the relevant delivery point. Under U.S. GAAP, our physical commodities inventory would be classified as level 2 assets.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

FCStone Transaction

On September 30, 2009, the Company acquired FCStone Group, Inc. through its merger with a subsidiary of the Company in exchange for 8,239,319 shares of the Company’s common stock.

FCStone is an integrated risk management company that provides risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. The Company believes that the transaction will create a leading global provider of consulting and trade execution services.

Under the terms of the merger agreement, the shareholders of FCStone received 0.2950 of a share of the Company’s common stock in exchange for each share of FCStone’s common stock. Additionally, as a result of the merger, each outstanding FCStone stock option was converted into an option to purchase shares of the Company’s common stock, with adjustments to the number of shares and the exercise price to reflect the exchange ratio. The shares of the Company’s common stock issued to FCStone stockholders in connection with the transaction represented approximately 47.5% of the outstanding shares of the Company’s common stock.

The purchase price for the transaction was approximately $137.6 million, consisting of the fair value of common stock issued in the merger of $135.5 million and estimated acquisition costs of $2.1 million.

At September 30, 2009, the acquisition of FCStone increased the Company’s total assets by $1,173.7 million, total liabilities by $1,016.0 million, minority interest by $1.6 million and stockholders’ equity by $156.1 million.

The Company recognized $18.5 million of extraordinary income for the 2009 fiscal year related to the acquisition. The extraordinary income, also defined as negative goodwill, was the result of the sum of the fair values of the assets acquired less the liabilities assumed exceeding the acquisition cost. See Note 18 to the Consolidated Financial Statements for additional information on the acquisition.

Pro Forma Condensed Combined Income Statement (Unaudited)

The following unaudited pro forma condensed combined income statement has been derived from the historical consolidated financial statements of International Assets and FCStone. The transaction has been accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”). The Company has provided the pro forma income statement in order to provide investors with information that reflects the impact of the FCStone transaction on the Company, and to assist investors in assessing the Company’s performance in the future. The Company believes this information is useful in light of the significance of the FCStone transaction.

Set forth below is a brief description of consolidated accounting treatment of material items arising in this transaction under SFAS 141.

Material Items	SFAS 141
Negative goodwill (excess of FCStone’s net asset value over purchase price paid by International Assets)	Applied first to write down goodwill, intangible assets and other non-current assets of FCStone, with any remaining balance treated as an extraordinary gain in International Assets’ income statement.

FCStone’s goodwill, intangible assets and other non-current assets	Negative goodwill (excess of net asset value over purchase price) is first applied to write down FCStone’s goodwill, intangible assets and other non-current assets, potentially reducing all of these to zero.

Purchase price	Determined using the weighted-average of the closing market prices of International Assets’ common stock for a period beginning two days before and ending two days after September 30, 2009.

Acquisition costs incurred by International Assets	These are included in the purchase price.

The transactions reflected in the pro forma income statement include (1) the exchange of all outstanding shares of FCStone common stock at the exchange ratio; and (2) the exchange of unvested and vested FCStone stock options for vested International Assets stock options with adjustments to the number of shares and strike price to reflect the exchange ratio.

The following unaudited pro forma condensed combined income statement for the fiscal year ended September 30, 2009 is presented on a basis to reflect the merger and related transactions as if they had occurred on October 1, 2008. Because of different fiscal period ends, the unaudited pro forma condensed combined income statement for the fiscal year ended September 30, 2009 combines International Assets historical consolidated income statement for the fiscal year then ended with FCStone’s historical consolidated statement of operations for the fiscal year ended August 31, 2009. Pro forma adjustments are made in order to reflect the potential effect of the transaction on the income statement.

The process of valuing FCStone’s tangible and intangible assets and liabilities, as well as evaluating accounting policies for conformity, is not yet complete. Accordingly, the purchase price allocation adjustments included in the pro forma financial statements are preliminary and have been made solely for the purpose of providing these pro forma financial statements. For purposes of the pro forma financial statements, International Assets has made preliminary allocations, where sufficient information is available to make a fair value estimate, to those tangible and intangible assets acquired and liabilities assumed based on preliminary estimates of their fair value as of September 30, 2009. For those assets and liabilities where insufficient information is available to make a reasonable estimate of fair value, the pro forma financial statements reflect the carrying value of these assets and liabilities at September 30, 2009. Any excess of the adjusted net assets of FCStone over the fair value of the consideration transferred has been reflected as an extraordinary gain from negative goodwill.

International Assets currently expects that the process of determining fair value of the tangible and intangible assets acquired and liabilities assumed will be completed within one year of closing the transaction. Material revisions to International Assets’ preliminary estimates could be necessary as more information becomes available through the completion of this final determination. The actual amounts recorded may be materially different from the information presented in these pro forma financial statements due to a number of factors, including:

•	changes in the market conditions and financial results which may impact cash flow projections in the valuation; and

•	other changes in market conditions which may impact the fair value of FCStone’s net assets.

The pro forma financial statements should be read in conjunction with the pro forma notes. The pro forma financial statements and pro forma notes were based on, and should be read in conjunction with:

•

International Assets historical audited consolidated financial statements for the fiscal year ended September 30, 2009 and the related notes included in this Form 10-K for the fiscal year ended September 30, 2009;

•

FCStone’s historical audited financial statements for the fiscal year ended August 31, 2009 and the related notes included in International Assets’ Current Report on Form 8-K filed on December 14, 2009.

International Assets and FCStone’s historical consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger; (2) factually supportable; and (3) expected to have a continuing impact on the combined results. The pro forma income statement does not reflect any revenue enhancements or any cost savings from operating efficiencies, synergies or other restructurings that could result from the merger.

The pro forma adjustments are based upon available information and assumptions that the management of International Assets believes reasonably reflect the merger. The unaudited pro forma income statement is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of International Assets would have been had the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations.

International Assets and FCStone Unaudited Pro Forma Condensed Combined Income Statement

For the Fiscal Year Ended September 30, 2009

(In millions, except share and per share amounts)	IAHC Historical Fiscal Year Ended September 30, 2009	FC Stone Historical Fiscal Year Ended August 31, 2009	Pro Forma Adjustment (see Note 2)	Pro Forma Combined
Revenues:
Sales of physical commodities	$43,554.1	$19.8		$43,573.9
Net dealer inventory and investment gains	38.9	—		38.9
Commissions and clearing fees	—	139.8		139.8
Service, consulting, brokerage and asset management fees	2.3	54.4		56.7
Interest	—	24.3		24.3
Other	9.1	10.6		19.7

Total revenues	43,604.4	248.9	—	43,853.3
Cost of sales of physical commodities	43,513.1	19.6		43,532.7

Operating revenues	91.3	229.3	—	320.6
Interest expense	8.0	4.5		12.5

Net revenues	83.3	224.8	—	308.1

Non-interest expenses:
Compensation and benefits	40.8	61.1		101.9
Clearing and related expenses	17.5	80.5		98.0
Introducing broker commissions	—	21.8		21.8
Depreciation and amortization	0.9	10.2	(10.2)	0.9
Bad debts and impairments	3.0	121.8	(1.9)	122.9
Other	8.2	41.7	(3.8)	46.1

Total non-interest expenses	70.4	337.1	(15.9)	391.6

Income (loss) before income tax and minority interest	12.9	(112.3)	15.9	(83.5)
Income tax expense (benefit)	2.6	(45.7)	6.0	(37.1)

Income (loss) before minority interest	10.3	(66.6)	9.9	(46.4)
Minority interest in income (loss) of consolidated entities	0.5	(0.9)		(0.4)

Income (loss) from continuing operations	$9.8	$(65.7)	$9.9	$(46.0)

Basic earnings (loss) per share:
Income (loss) from continuing operations	$1.10	$(2.35)	$(1.43)	$(2.69)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.06	$(2.35)	$(1.39)	$(2.69)

Weighted average number of common shares outstanding:
Basic	8,879,649	27,922,000	(19,685,010)	17,116,639

Diluted	10,182,586	27,930,188	(20,996,135)	17,116,639

Notes to Unaudited Pro Forma Condensed Combined Income Statement

Note 1 — Purchase Price

On September 30, 2009, International Assets acquired all of the outstanding shares of FCStone common stock at the fixed exchange ratio of 0.295 shares of International Assets common stock for each share of FCStone common stock. In addition, each outstanding vested and unvested FCStone stock option granted under FCStone’s stock option plan was converted into a vested option to purchase shares of International Assets common stock, with adjustments to the number of shares and the strike price to reflect the exchange ratio. For purposes of the pro forma financial statements, the purchase price reflects the market value of International Assets common stock issued in connection with the merger based on a price of $16.45 per share, which was the weighted-average of the closing market prices of International Assets’ common stock for a period beginning two days before and ending two days after September 30, 2009. International Assets issued 8,239,319 common shares in the combination. The purchase price was approximately $137.6 million, which includes:

•	the issuance of International Assets common stock

•	the conversion of vested and unvested FCStone stock options into options to purchase International Assets common stock

•	International Assets acquisition costs of approximately $2.1 million which, under SFAS 141, are required to be added to the purchase price

The purchase price as of September 30, 2009 is calculated as follows:

(in millions, except share and per share amounts)	September 30, 2009
FCStone outstanding shares	27,922,000
Exchange ratio	0.295

Number of shares of International Assets common stock to be issued	8,236,990
Weighted average price per share of International Assets common stock, for the period covering two days immediately before and after September 30, 2009	$16.45

Consideration attributable to issuance of International Assets common stock	$135.5
International Assets acquisition costs	2.1

Total purchase price	$137.6

The following presents the assets acquired and the liabilities assumed by International Assets in the merger, reconciled to the consideration transferred.

(in millions)	September 30, 2009
Book value of net assets acquired at September 30, 2009	$153.8
Adjusted for:
FCStone mark-up of exchange memberships and stock, net of deferred income taxes	2.6
FCStone write-down of non-current assets, net of deferred income taxes	(4.2)
FCStone pension actuarial loss	(0.5)
FCStone adjustment to Agora-X minority interest	4.4

Adjusted book value of net assets acquired	156.1
Adjusted for:
Excess net assets over purchase price (negative goodwill)	(18.5)

Total purchase price	$137.6

For the purposes of the pro forma financial statements, International Assets has made a preliminary estimate of the fair value for certain of FCStone’s assets and liabilities. International Assets has undertaken a valuation to determine the fair value of the FCStone assets acquired and liabilities assumed and the related allocations of purchase price. The valuations produced by this exercise may differ materially from the values shown in the pro forma financial statements. Actual transaction costs may differ materially from those shown in the pro forma financial statements.

Note 2 — Pro Forma Adjustments

The pro forma adjustments consist of the elimination of depreciation and amortization expense for FCStone of $10.2 million, the elimination of impairment on goodwill of $1.9 million for FCStone, and the elimination of merger costs and amortization of equipment related to research and development activities of $3.8 million for FCStone, totaling $15.9 million for the fiscal year ended August 31, 2009. These eliminations are due to the write down of FCStone’s non-current property and equipment, equipment related to research and development activities and intangible assets, and the elimination of FCStone’s merger costs. These amounts result in adjustments to income taxes of $6.0 million for the fiscal year ended August 31, 2009.

The pro forma adjustments to the basic and diluted loss per share are based on the combined weighted average number of common and diluted potential common shares of International Assets and FCStone for such period. See Note 4 below.

Note 3 — International Assets Transaction Costs

International Assets’ expenses for this transaction were approximately $2.1 million. These costs include fees for investment banking services, legal, accounting, due diligence, tax, valuation, printing and other various services necessary to complete the transaction. In accordance with SFAS 141, these costs are capitalized and included in the purchase price for the purpose of calculating the value of negative goodwill.

Note 4 — Pro Forma Earnings (Loss) Per Share

The pro forma combined earnings (loss) and diluted earnings per share for the period presented are based on the combined weighted average number of common and diluted potential common shares of International Assets and FCStone for such period. The number of weighted average common shares, including all diluted potential common shares, reflects the exchange of 0.295 shares of International Assets common stock for each share of FCStone common stock. Amounts used in the determination of the pro forma basic and diluted earnings per share are as follows:

(in millions, except share and per share amounts)	As of and for the Fiscal Year Ended September 30, 2009
Pro forma income (loss) from continuing operations	$(46.0)

Earnings (loss) from continuing operations per common share
Weighted average basic shares outstanding	17,116,639

Basic	$(2.69)

Weighted average diluted shares outstanding	17,116,639

Diluted	$(2.69)

At September 30, 2009, options to purchase 1,616,654 shares of International Assets common stock were outstanding but not included in the calculation of diluted earnings per common share as the pro forma results indicated a loss per share. Additionally, on September 30, 2009, options to purchase 685,152 shares of International Assets common stock were issued in exchange for the outstanding FCStone options. None of these were included in the calculation of diluted earnings per common share as the pro forma results indicated a loss per share.

Note 5 — Stock Options

Pursuant to the terms and conditions of the merger agreement, upon the completion of the merger, vested and unvested FCStone stock options were converted into vested options to purchase shares of International Assets common stock with the same terms and conditions as the applicable FCStone stock options after taking into account the exchange ratio. As of September 30, 2009, FCStone had outstanding stock options for the purchase of approximately 2,322,616 shares of FCStone common stock. In accordance with the merger agreement, 0.2950 stock options were issued for each stock option assumed and the exercise prices were adjusted accordingly.

Adjusted Non-GAAP Information (Unaudited)

The following adjusted non-GAAP information includes non-GAAP financial results and has been derived from the pro-forma combined income statement of the Company and FCStone for the 2009 fiscal year set forth in the preceding section. This information assumes the merger with FCStone occurred on October 1, 2008. These financial results do not take into account the impact of purchase price accounting adjustments, but include non-GAAP adjustments to exclude the effect of the bad debt provision for a energy trading customer and related professional fees that are included in the historical financial results of FCStone for the year ended August 31, 2009. We believe the exclusion of the impact of these items provides supplemental information regarding the historical operating performance of FCStone that is meaningful to investors and that aligns with information used by management for internal management purposes.

In addition, this unaudited non-GAAP information includes marked-to-market adjustments to the Company’s historical financial results. As discussed in previous filings and elsewhere in this Form 10-K, the requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”) to carry derivatives at fair market value but physical commodities inventory at the lower of cost or market value may have a significant temporary impact on our reported earnings. Under U.S. GAAP, gains and losses on commodities inventory and derivatives which the Company intends to be offsetting are often recognized in different periods. Additionally, U.S. GAAP does not require us to reflect changes in estimated values of forward commitments to purchase and sell financial information commodities.

For these reasons, management assesses the operating results of the Company on a marked-to-market basis. Management relies on these adjusted operating results primarily to evaluate the performance of the Company’s commodities business segment and its personnel.

We believe that presentation of the adjusted non-GAAP financial information provides useful information to investors with respect to the impact of the FCStone transaction on the Company and useful information for assessing the Company’s performance in the future.

This adjusted non-GAAP forma information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

Adjusted Non-GAAP Financial Information Based on Pro Forma Combined Income Statement Data for International

Assets and FCStone (Unaudited)

(In millions)	Fiscal Year Ended September 30, 2009
Pro Forma Combined Data:
Pro forma combined operating revenues	$320.6
Pro forma combined income (loss) before income tax and minority interest	$(83.5)
Pro forma combined income (loss) from continuing operations	$(46.0)

Adjusted Non-GAAP Data:
Data adjusted:
Pro forma combined operating revenues as stated above	$320.6
Marked-to-market adjustment (see Note 1)	6.9

Adjusted pro forma combined operating revenues	$327.5

Pro forma combined income (loss) before income tax and minority interest as stated above	$(83.5)
Marked-to-market adjustment (see Note 1)	6.9
FCStone adjustments (see Note 2)	114.0

Adjusted pro forma combined income before income tax and minority interest	$37.4

Pro forma combined income (loss) from continuing operations as stated above	$(46.0)
Marked-to-market adjustment (see Note 1)	6.9
FCStone adjustments (see Note 2)	114.0
Tax effect at blended rate of 37.5%	(45.3)

Adjusted pro forma combined income from continuing operations	$29.6

Since this adjusted non-GAAP financial information is a non-GAAP financial measure, our calculations may not be comparable to other similarly titled information of other companies; and should not be considered in isolation, as a substitute for, or superior to measures of financial performance prepared in accordance with U.S. GAAP.

Notes to Adjusted Non-GAAP Financial Information (Unaudited)

Note 1 — Marked-to-market adjustment (non-GAAP)

The pro forma combined operating revenues, pro forma combined income (loss) before income tax and minority interest, and pro forma combined income (loss) from continuing operations have been adjusted to reflect the marked-to-market differences in the Company’s commodities business during the period.

Note 2 — FCStone adjustments (non-GAAP)

The pro forma combined operating revenues, pro forma combined income (loss) before income tax and minority interest, and pro forma combined income (loss) from continuing operations have been adjusted to reflect the following items related to FCStone:

•

The elimination of a bad debt provision for an energy trading customer deficit account of $111.5 million recognized during FCStone’s fiscal year ended August 31, 2009. The bad debt provision for this account was directly attributable to the extraordinary global economic turmoil which occurred during the 2009 fiscal year, with credit markets in gridlock, interest rates falling, a significant collapse and de-leveraging of the commodity markets and a wide range of settlement valuations in the commodities markets. The bad debt provision recorded for this account amounted to 44.8% of the total revenues of FCStone in 2009. In the Company’s view, a bad debt provision for a single customer of this magnitude caused by an unprecedented financial collapse constituted a highly unusual event. FCStone had never previously suffered such a loss and the Company believes that it is unlikely to occur again in the next two years.

•

The elimination of $2.5 million of professional fees incurred related to the energy trading customer deficit account, described above. FCStone incurred $2.5 million of professional fees during 2009 in the evaluation and transfer of substantially all of the derivative financial positions and remaining liability related to the energy trading account to a third party. Given these professional fees were directly related to the energy trading customer account, FCStone had not incurred similar charges in the prior two fiscal years and it is unlikely they recur in the next two years.

Results of Operations

Set forth below is the Company’s discussion of the results of its operations, as viewed by management, for the fiscal years 2009, 2008, and 2007, respectively. This discussion refers to both U.S. GAAP results and adjusted non-GAAP marked-to-market information, in accordance with the information presented in Item 6, ‘Selected Financial Data’. For the international equities, international debt capital markets, foreign exchange trading and asset management segments, there are no differences between the U.S. GAAP results and the adjusted marked-to-market results. Only the commodities trading segment has differences between the U.S. GAAP results and the adjusted marked-to-market results. However, this means that there are differences between the U.S. GAAP basis and marked-to-market basis total operating revenues, total contribution and net income. Please note that any term below that contains the word ‘adjusted’ refers to non-GAAP, marked-to-market information.

The discussion below relates only to continuing operations. All revenues and expenses relating to discontinued operations have been removed from disclosures of total revenues and expenses in all periods and are reflected in a net discontinued operations number.

Financial Overview

The following table shows an overview of our financial results.

(in millions) Year Ended September 30,	2009	% Change	2008	% Change	2007
FINANCIAL OVERVIEW
Total operating revenues	$91.3	(22)%	$117.0	147%	$47.3
Gross marked-to-market adjustment (non-GAAP)	6.9	n/m	(26.9)	n/m	23.4

Adjusted total operating revenues (non-GAAP)	98.2	9%	90.1	27%	70.7
Interest expense	8.0	(29)%	11.2	20%	9.3

Adjusted net revenues (non-GAAP)	90.2	14%	78.9	29%	61.4
Non-interest expenses	70.4	12%	62.9	32%	47.6

Adjusted income from operations, before tax (non-GAAP)	$19.8	24%	$16.0	16%	$13.8

Reconciliation of net revenues from U.S. GAAP to adjusted, non-GAAP numbers:
Net revenues	$83.3		$105.8		$38.0
Gross marked-to-market adjustment (non-GAAP)	6.9		(26.9)		23.4

Adjusted net revenues (non-GAAP)	$90.2		$78.9		$61.4

Reconciliation of income from operations, before tax from U.S. GAAP to adjusted, non-GAAP numbers:
Income before income tax and minority interest	$12.9		$42.9		$(9.6)
Gross marked-to-market adjustment (non-GAAP)	6.9		(26.9)		23.4

Adjusted income from operations, before tax (non-GAAP)	$19.8		$16.0		$13.8

2009 Operating Revenues vs. 2008 Operating Revenues

The Company’s operating revenues under U.S. GAAP for 2009 and 2008 were $91.3 million and $117.0 million, respectively. The Company’s decrease in operating revenues was primarily due to a decrease in reported operating revenues in the commodities trading business (before marked to market adjustments). This decrease was due primarily to declining base metal prices, partially offset by increases in operating revenues from precious metals, foreign exchange trading, and asset management.

The decrease in operating revenues from base metals was attributable to the decline in lead prices. Precious metals operating revenues increased as a result of increased customer business in our Dubai and Singapore subsidiaries, and operating revenues from foreign exchange trading increased 28%. Wider spreads produced by the global financial crisis were part of the reason for the increased foreign exchange trading revenues. There were also increases, off a lower base, in asset management revenues (78%) and international debt capital markets revenues (14%). Although our international equities market-making business enjoyed a record first half-year in 2009, partly because of near-panic conditions in the equities markets in the quarter ended December 31, 2008, there was a steep decline during the second half-year, caused by a lack of activity and volatility, with the result that operating revenues for this business segment for the year were $33.8 million compared with $33.9 million in 2008. See the segmental analysis below for additional information on activity in each of the segments.

Adjusted operating revenues increased by 9% from $90.1 million in 2008 to $98.2 million in 2009. The only difference between operating revenues and adjusted operating revenues, a non-GAAP measure, is the gross marked-to-market adjustment of $6.9 million and ($26.9) million for the fiscal year ended 2009 and 2008, respectively. The gross marked-to-market adjustment only affects the adjusted operating revenues in the commodities trading segment. Adjusted operating revenues are identical to operating revenues in all other segments.

2008 Operating Revenues vs. 2007 Operating Revenues

The Company’s operating revenues under U.S. GAAP for 2008 and 2007 were $117.0 million and $47.3 million, respectively. The increase in reported operating revenues was due to a substantial increase in reported operating revenues in the commodities trading business (before marked to market adjustments), and additionally was attributable to increases of 68% in foreign exchange trading, and 23% in equities market-making, offset by decreases of 33% in debt capital markets and 77% in asset management. Our trading and market-making segments generally performed well throughout the year, with the equities and foreign exchange trading businesses both experiencing a strong fourth quarter and the commodities trading business performing very well in the first half of the year. However, total operating revenues during the second half of the year and particularly in the fourth quarter were adversely affected by losses in the asset management segment. These arose as a result of reduced investment advisory fees and marked-to-market losses on the Company’s seed capital investments, directly related to redemptions from funds under management and to declining values of assets as the global financial crisis gathered pace. The Company’s assets under management in the asset management segment increased from $1.3 billion at September 30, 2007 to $2.3 billion at June 30, 2008 but then declined to $1.2 billion by September 30, 2008. The debt arrangement and placement business, accounted for in our debt capital markets segment, was also adversely affected by a sharp reduction in investment appetite during the year. See the segmental analysis below for additional information on activity in each of the segments.

Adjusted operating revenues increased by 27% from $70.7 million in 2007 to $90.1 million in 2008. The only difference between operating revenues and adjusted operating revenues, a non-GAAP measure, is the gross marked-to-market adjustment of ($26.9) million and $23.4 million for the fiscal year ended 2008 and 2007, respectively. The gross marked-to-market adjustment only affects the adjusted operating revenues in the commodities trading segment. Adjusted operating revenues are identical to operating revenues in all other segments.

2009 Expenses vs. 2008 Expenses

Interest expense: Interest expense decreased by 29% from $11.2 million in 2008 to $8.0 million in 2009 as a result of decreased average borrowings during the year, at lower absolute interest rates. Effective Q4 2008, the Company entered into two three-year interest rate swaps for a total of $100 million. These were designated as cash flow hedges. See Note 8 to the consolidated financial statements for further information. The Company pays a fixed 3.66% (on average), and receives a variable rate equal to one-month LIBOR. One-month LIBOR was lower than the fixed rate of 3.66% paid by the Company during fiscal 2009, resulting in a net interest expense on the swaps. The effective portion of the interest expense on the swaps during fiscal 2009 had the effect of increasing the Company’s reported interest expense by $2.0 million.

Non-interest expenses: The following table sets forth information concerning non-interest expenses.

(in millions) Year Ended September 30,	2009	% Change	2008	% Change	2007
NON-INTEREST EXPENSES
Compensation and benefits	$40.8	12%	$36.5	25%	$29.2
Clearing and related expenses	17.5	19%	14.7	31%	11.2
Other non-interest expenses
- Occupancy and equipment rental	1.3	0%	1.3	18%	1.1
- Professional fees	2.2	5%	2.1	17%	1.8
- Depreciation and amortization	0.9	0%	0.9	50%	0.6
- Business development	2.0	(17)%	2.4	50%	1.6
- Insurance	0.4	33%	0.3	0%	0.3
- Other	5.3	13%	4.7	161%	1.8

	12.1	3%	11.7	63%	7.2

Total non-interest expenses	$70.4	12%	$62.9	32%	$47.6

Non-interest expenses: Non-interest expenses increased by 12% from $62.9 million in 2008 to $70.4 million in 2009.

Compensation and Benefits: Compensation and benefits expense grew by 12% from $36.5 million to $40.8 million. These represented 58% of total non-interest expenses in both 2009 and 2008. Total variable compensation paid to traders decreased marginally from $16.5 million in 2008 to $16.4 million in 2009. Administrative and executive bonuses, including deferred compensation expenses (a proportion of current year bonuses allocated to restricted stock awards is deferred and expensed as vesting occurs), were $6.4 million, compared with $1.9 million in 2008. Stock option expense in 2009 was $1.0 million, compared with $0.8 million in 2008. Salaries and benefits increased marginally from $17.5 million in 2008 to $17.6 million. The number of employees in the Company grew 221% from 195 at the end of 2008 to 625 at the end of 2009, primarily as a result of the FCStone acquisition. Excluding the FCStone transaction, the number of employees in the Company declined to 193 from 195 at the end of 2008.

Clearing and Related Expenses: Clearing and related expenses increased by 19% from $14.7 million in 2008 to $17.5 million in 2009. The increase was mainly a result of increased equities volumes and commissions paid in the foreign exchange trading business. Clearing and related expenses include bank charges, which increased from $1.2 million in 2008 to $1.7 million in 2009. Bank charges include commitment and arrangement fees paid to banks.

Other Non-Interest Expenses: Other non-interest expenses increased by 3% from $11.7 million in 2008 to $12.1 million in 2009. Business development costs decreased 17% from $2.4 million in 2008 to $2.0 million in 2009. $2.4 million of the other non-interest expenses in 2008 relates to the write-off of a receivable from one of the Company’s customers, compared with $1.8 million in 2009. Also included in other non-interest expenses for 2009 was an impairment charge of $1.1 million relating to the Company’s INTL Sieramet, LLC partnership.

Provision for Taxes: The effective income tax rate on a U.S. GAAP basis was 20% in 2009, compared with 38% in 2008. This change was primarily due to changes in the geographic mix of profits or losses. Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, the level of our pre-tax earnings and the level of our tax credits.

Minority Interest: The minority interest in income of consolidated entities changed from a loss of $1.0 million in 2008 to income of $0.5 million in 2009. This represents the minority interest in the commodities joint venture, INTL Commodities DMCC, acquired by the Company in February 2009, the minority interest in INTL Sieramet, LLC, and the minority interest in INTL Gainvest Capital Uruguay S.A.

Loss or Gain from Discontinued Operations: Discontinued operations produced a gain, net of taxes, of $0.1 million in 2008, and a loss, net of taxes, of $0.7 million in 2009. Discontinued operations relate to the discontinuation of the Company’s margin foreign exchange trading operations in Hong Kong in August 2008 and the disposal of its interest in the asset management joint venture, INTL Consilium, LLC in April 2009.

2008 Expenses vs. 2007 Expenses

Interest expense: Interest expense increased by 20% from $9.3 million in 2007 to $11.2 million in 2008 as a result of increased average borrowings during the year, though at lower absolute interest rates. As discussed above, the Company entered into two three-year interest rate swaps for a total of $100 million that are designated as cash flow hedges. The Company pays a fixed 3.66% (on average), and receives a variable rate equal to one-month LIBOR. One-month LIBOR was lower than the fixed rate of 3.66% paid by the Company for most of Q4 2008, resulting in a net interest expense on the swaps. The effective portion of the interest expense on the swaps during fiscal 2008 had the effect of increasing the Company’s reported interest expense by $0.1 million.

Non-interest expenses: Non-interest expenses increased by 32% from $47.6 million in 2007 to $62.9 million in 2008.

Compensation and Benefits: Compensation and benefits expense grew by 25% from $29.2 million to $36.5 million. These represented 58% of total non-interest expenses in 2008, compared with 61% in 2007. Total variable compensation paid to traders increased 24% from $13.3 million in 2007 to $16.5 million in 2008, as a result of increased revenues. Administrative and executive bonuses, including deferred compensation expenses (a proportion of current year bonuses allocated to restricted stock awards is deferred and expensed as vesting occurs), were $1.9 million, compared with $2.8 million in 2007. Stock option expense in 2008 was $0.8 million, compared with $0.7 million in 2007. Salaries and benefits increased 36% from $12.9 million in 2007 to $17.5 million. The number of employees in the Company grew 15% from 170 at the end of 2007 to 195 at the end of 2008.

Clearing and Related Expenses: Clearing and related expenses increased by 31% from $11.2 million in 2007 to $14.7 million in 2008. The increase was mainly a result of increased equities volumes and commissions paid in the foreign exchange trading business. Clearing and related expenses include bank charges, which increased from $0.8 million in 2007 to $1.3 million in 2008. Bank charges include commitment and arrangement fees paid to banks.

Other Non-Interest Expenses: Other non-interest expenses increased by 63% from $7.2 million in 2007 to $11.7 million in 2008. $2.4 million of the amount in 2008 relates to the write-off of a receivable from one of the Company’s customers. The Company provided for $1.2 million of this amount during the second fiscal quarter of 2008. Following deterioration of the value of the customer’s assets from which payment might have been expected, the Company decided to write off the balance of the amount owing. There was a 17% increase in professional fees, which included fees for legal action taken against the defaulting customer referred to above, additional fees for tax advice and increased audit fees. Business development costs increased by 65%, from $1.6 million to $2.4 million, largely as a result of establishing and building new customer bases from offices that were set up during 2007, and additional management travel. Other increases related to the general expansion of the Company’s business.

Provision for Taxes: The effective income tax rate on a U.S. GAAP basis was 38% in 2008, compared with 35% in 2007. This change was primarily due to changes in the geographic mix of profits or losses.

Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, the level of our pre-tax earnings and the level of our tax credits.

Minority Interest: The minority interest in losses of consolidated entities increased from $0.6 million in 2007 to $1.0 million in 2008. This represents the minority interests in a joint venture, INTL Commodities DMCC, which the Company purchased in February 2009, and in INTL Gainvest Capital Uruguay S.A.

Loss from Discontinued Operations: The loss from discontinued operations, net of taxes, was $1.1 million in 2007 and $0.1 million in 2008. Discontinued operations relate to the discontinuation of the Company’s margin foreign exchange trading operations in Hong Kong in August 2008 and the disposal of its interest in the asset management joint venture, INTL Consilium, LLC in April 2009.

Segment Information: The following table sets forth information concerning the Company’s principal business segments.

(in millions) Year Ended September 30,	2009	% Change	2008	% Change	2007
SEGMENTAL RESULTS
International equities market-making
- operating revenues	$33.8	(0)%	$33.9	23%	$27.5
- variable expenses	15.5	(5)%	16.3	19%	13.7

- contribution	$18.3	4%	$17.6	28%	$13.8

Foreign exchange trading
- operating revenues	$30.4	28%	$23.8	68%	$14.2
- variable expenses	8.6	41%	6.1	97%	3.1

- contribution	$21.8	23%	$17.7	59%	$11.1

Commodities trading
- operating revenues	$19.2	(61)%	$49.7	n/m	$(9.2)
- gross marked-to-market adjustment (non-GAAP)	6.9	n/m	(26.9)	n/m	23.4

- adjusted operating revenues (non-GAAP)	26.1	14%	22.8	61%	14.2
- variable expenses	6.9	53%	4.5	61%	2.8

- contribution (non-GAAP)	$19.2	5%	$18.3	61%	$11.4

International debt capital markets
- operating revenues	$4.9	14%	$4.3	(33)%	$6.4
- variable expenses	0.7	40%	0.5	(72)%	1.8

- contribution	$4.2	11%	$3.8	(17)%	$4.6

Asset management
- operating revenues	$3.2	78%	$1.8	(77)%	$7.7
- variable expenses	0.9	(55)%	2.0	0%	2.0

- contribution	$2.3	n/m	$(0.2)	n/m	$5.7

Other
- operating revenues	$(0.2)	n/m	$3.5	400%	$0.7
- variable expenses	0.1	(50)%	0.2	100%	0.1

- contribution	$(0.3)	n/m	$3.3	450%	$0.6

Total Segmental Results
- operating revenues	$91.3	(22)%	$117.0	147%	$47.3
- gross marked-to-market adjustment (non-GAAP)	6.9	n/m	(26.9)	n/m	23.4

- adjusted operating revenues (non-GAAP)	98.2	9%	90.1	27%	70.7
- variable expenses	32.7	10%	29.6	26%	23.5

- adjusted contribution (non-GAAP)	$65.5	8%	$60.5	28%	$47.2

Reconciliation of commodities trading contribution from U.S. GAAP to adjusted, non-GAAP numbers:
Total commodities trading contribution (U.S. GAAP)	$12.3		$45.2		$(12.0)
Gross marked to market adjustment	6.9		(26.9)		23.4

Adjusted commodities trading contribution (non-GAAP)	$19.2		$18.3		$11.4

Reconciliation of contribution from U.S. GAAP to adjusted, non-GAAP numbers:
Total contribution (U.S. GAAP)	$58.6		$87.4		$23.8
Gross marked to market adjustment	6.9		(26.9)		23.4

Adjusted contribution (non-GAAP)	$65.5		$60.5		$47.2

2009 vs. 2008 Segmental Analysis

The net contribution of all the Company’s business segments decreased 49% from $87.4 million in 2008 to $58.6 million in 2009. The adjusted net contribution of all the Company’s business segments increased 8% from $60.5 million in 2008 to $65.5 million in 2009. Net contribution consists of operating revenues less direct clearing and clearing related charges and variable compensation paid to traders. Variable compensation is paid to traders on the basis of a fixed percentage of the aggregate of revenues less clearing and related charges, base salaries and a fixed overhead allocation. Net contribution is one of the key measures used by management to assess the performance of each segment.

International equities market-making – Operating revenues decreased marginally from $33.9 million in 2008 to $33.8 million in 2009. Operating revenues in this segment are largely dependent on overall volume and volatility. More than half of the revenues, $18.5 million, were produced during the first fiscal quarter ended December 31, 2008, demonstrating the extreme volatility in the equity markets during fiscal 2009. The volume of trades was 4% higher in 2009 than in 2008. Equity market-making operating revenues include the trading profits earned by the Company before the related expense deduction for ADR conversion fees. These ADR fees are included in the consolidated income statements as clearing and related expenses.

The contribution attributable to this segment increased 4% from $17.6 million to $18.3 million. Variable expenses expressed as a percentage of operating revenues decreased from 48% to 46%.

Foreign exchange trading – Operating revenues increased by 28% from $23.8 million in 2008 to $30.4 million in 2009 due to a larger customer base and wider spreads in developing market currency exchange rates.

The contribution attributable to this segment increased 23% from $17.7 million to $21.8 million. Variable expenses expressed as a percentage of operating revenues increased from 26% to 28%, mainly as a result of commissions paid to third-party introducers.

Commodities trading – Operating revenues under U.S. GAAP decreased from $49.7 million in 2008 to $19.2 million in 2009. Adjusted operating revenues increased by 14% from $22.8 million in 2008 to $26.1 million in 2009. The only difference between operating revenues and adjusted operating revenues, a non-GAAP measure, is the gross marked-to-market adjustment of $6.9 million and ($26.9) million for the fiscal year ended 2009 and 2008, respectively.

Precious metals operating revenues increased 93% from $9.5 million in 2008 to $18.3 million in 2009. Precious metals adjusted operating revenues increased 70% from $10.6 million in 2008 to $18.0 million in 2009. Both operating revenues and adjusted operating revenues increased as a result of increased customer business in our Dubai and Singapore subsidiaries.

Base metals operating revenues decreased 98% from $40.2 million in 2008 to $0.9 million in 2009. Base metals adjusted operating revenues decreased 34% from $12.2 million in 2008 to $8.1 million in 2009. The decrease in base metals operating revenues and adjusted operating revenues was primarily due to the decline in lead prices within our base metals division. Base metals operating revenues benefited during the first half of 2008 from a disparity between the price of auto batteries, which the Company recycles for their lead content, and the price at which it was able to sell lead to customers. With the rapid decline in lead prices during calendar 2008 and persistently low prices during much of 2009, this disparity also declined to the extent that recycling became less attractive in the second half of fiscal 2008 and most of fiscal 2009. Within base metals, increased copper revenues to some extent compensated for the decline in lead revenues.

The contribution attributable to this segment decreased 73% from $45.2 million in 2008 to $12.3 million in 2009. The adjusted contribution attributable to this segment increased 5% from $18.3 million in 2008 to $19.2 million in 2009. Variable expenses expressed as a percentage of operating revenues increased from 20% to 26%.

International debt capital markets – Operating revenues increased by 14% from $4.3 million in 2008 to $4.9 million in 2009. The business activities in this segment include the arranging and placing of debt issues, asset backed securitization and debt trading, which grew off an insignificant base with effect from the third fiscal quarter of 2009, with the acquisition of CIBSA in April 2009 and the hiring of a debt trading team in Singapore. Fee revenues have been adversely affected by the lack of market demand and intolerance for risk caused by the global financial crisis but segmental revenues have been augmented by the new trading activities. Fee revenues were $2.2 million and trading revenues $2.7 million in 2009, compared with $3.9 million and $0.3 million, respectively, in 2008.

The contribution attributable to this segment increased 11% from $3.8 million to $4.2 million. Variable expenses expressed as a percentage of operating revenues increased marginally from 12% to 14%.

Asset management – The Company’s asset management segment revenues include management and performance fees, commissions and other revenues received by the Company for management of third party assets and investment gains or losses on the Company’s investments in registered funds or proprietary accounts managed either by the Company’s investment managers or by independent investment managers.

On May 8, 2009, the Company agreed to discontinue its business relationship with and redeem its partnership interest in INTL Consilium, LLC (“INTL Consilium”) effective April 30, 2009. The results of INTL Consilium, previously consolidated, have been treated as discontinued operations with effect from the fiscal quarter ending June 30, 2009.

Operating revenues increased by 78% from $1.8 million in 2008 (made up of fee income of $4.3 million and proprietary losses of $2.5 million) to $3.2 million in 2009 (made up of fee income of $3.8 million and proprietary losses of $0.6 million). The fair value of the Company’s proprietary investments was $5.8 million at September 30, 2009 and $37.9 million at September 30, 2008.

The contribution attributable to this segment increased from a net loss of $0.2 million to net contribution of $2.3 million.

2008 vs. 2007 Segmental Analysis

The net contribution of all the Company’s business segments increased 267% from $23.8 million in 2007 to $87.4 million in 2008. The adjusted net contribution of all the Company’s business segments increased 28% from $47.2 million in 2007 to $60.5 million in 2008. Net contribution consists of operating revenues less direct clearing and clearing related charges and variable compensation paid to traders. Variable compensation is paid to traders on the basis of a fixed percentage of the aggregate of revenues less clearing and related charges, base salaries and a fixed overhead allocation. Net contribution is one of the key measures used by management to assess the performance of each segment.

International equities market-making – Operating revenues increased 23% from $27.5 million in 2007 to $33.9 million in 2008. 2008 produced monthly revenues ranging from $1.7 million to $4.6 million, and an average of $2.8 million. The volume of trades was higher in 2008 than in 2007 by approximately 60%, due to increased customer activity. Both volumes and market volatility are the drivers of this business. Equity market-making operating revenues include the trading profits earned by the Company before the related expense deduction for ADR conversion fees. These ADR fees are included in the consolidated income statements as clearing and related expenses.

The contribution attributable to this segment increased 28% from $13.8 million to $17.6 million. Variable expenses expressed as a percentage of operating revenues decreased from 50% to 48%.

Foreign exchange trading – Operating revenues increased by 68% from $14.2 million in 2007 to $23.8 million in 2008 as the customer base expanded and the Company rolled out a system that allows customers to place trades electronically. The profitability of this business also depends on the extent of dislocation in the developing world currency markets in which it operates, with instability producing opportunities for greater profitability.

The contribution attributable to this segment increased 59% from $11.1 million to $17.7 million. Variable expenses expressed as a percentage of operating revenues increased from 22% to 26%, mainly as a result of commissions paid to introducers for additional business.

Commodities trading – Operating revenues under U.S. GAAP increased from a loss of $9.2 million in 2007 to operating revenues of $49.7 million in 2008. Adjusted operating revenues increased by 61% from $14.2 million in 2007 to $22.8 million in 2008. The only difference between operating revenues and adjusted operating revenues, a non-GAAP measure, is the gross marked-to-market adjustment of ($26.9) million and $23.4 million for the fiscal year ended 2008 and 2007, respectively. This increase in operating revenues was primarily due to increase in both precious and base metal divisions in 2008.

Precious metals operating revenues increased from $6.2 million in 2007 to $9.5 million in 2008. Precious metals adjusted operating revenues increased 51% from $7.0 million in 2007 to $10.6 million in 2008. Both operating revenues and adjusted operating revenues increased as a result of increased customer business and additional business done by our Dubai joint venture and from our Singapore office.

Base metals operating revenues increased from a loss of $15.4 million in 2007 to $40.2 million in 2008. Base metals adjusted operating revenues increased 69% from $7.2 million in 2007 to $12.2 million in 2008. Base metals operating revenues and adjusted operating revenues benefited during the first half of 2008 from a disparity between the price of automobile batteries, which the Company recycles for their lead content, and the price at which it was able to sell lead to customers. With the rapid decline in lead prices during calendar 2008, this disparity also declined to the extent that recycling became less attractive in the second half of fiscal 2008.

The net contribution attributable to this segment increased from a loss of $12.0 million in 2007 to $45.2 million in 2008. The adjusted contribution attributable to this segment increased 61% from $11.4 million to $18.3 million. Variable expenses expressed as a percentage of operating revenues decreased marginally from 20% to 19%.

International debt capital markets – Operating revenues decreased by 33% from $6.4 million in 2007 to $4.3 million in 2008. The composition of the operating revenues in this segment changed between 2007 and 2008, shifting from trading revenues to fee revenues as the Company changed its focus to the arranging and placing of debt issues and asset backed securitization. Trading revenues were $2.4 million in 2007 but negligible in 2008 at $0.3 million. However, a sharp decline in the market’s appetite for risk during 2008 resulted in an overall decrease in operating revenue.

The contribution attributable to this segment decreased 17% from $4.6 million to $3.8 million. Variable expenses expressed as a percentage of operating revenues decreased from 28% to 12%, as a result of a decrease in variable compensation.

Asset management – Operating revenues decreased by 77% from $7.7 million in 2007 (made up of fee income of $1.6 million and proprietary gains of $6.1 million) to $1.8 million in 2008 (made up of fee income of $4.3 million and proprietary losses of $2.5 million). The fair value of the Company’s proprietary investments was $37.9 million at September 30, 2008 and $33.4 million at September 30, 2007.

The contribution attributable to this segment decreased from $5.7 million to a net loss of $0.2 million.

Variable vs. Fixed Expenses

(In millions)	2009	% of Total	2008	% of Total	2007	% of Total
VARIABLE vs. FIXED EXPENSES
Variable clearing and related expenses	$16.1	23%	$13.1	21%	$10.1	21%
Variable compensation	23.2	33%	19.0	30%	16.3	34%
Bad debts and impairment	3.0	4%	2.4	4%	0.1	0%

Total variable expenses	42.3	60%	34.5	55%	26.5	56%
Fixed expenses	28.1	40%	28.4	45%	21.1	44%

Total non-interest expenses	$70.4	100%	$62.9	100%	$47.6	100%

The Company aims to make its non-interest expenses variable to the greatest extent possible, and to keep its fixed costs as low as possible. The table above shows an analysis of the Company’s total non-interest expenses for 2009, 2008, and 2007. Variable expenses consist of clearing and clearing related expenses, variable compensation paid to traders, bonuses paid to operational, administrative and managerial employees and bad debt and impairment expenses. As a percentage of total non-interest expenses, variable expenses have gone from 56% in 2007, to 55% in 2008, and 60% in 2009. Monthly fixed costs have remained stable from February 2008 until the end of the 2009 fiscal year.

Liquidity, Financial Condition and Capital Resources

Overview

Liquidity is of critical importance to us and imperative to maintain our operations on a daily basis. In FCStone, LLC, the Company’s FCM subsidiary, we have responsibilities to meet margin calls at all exchanges on a daily basis and intra-day basis, if necessary. Our customers are required to make any required margin deposits the next business day, and we require our largest customers to make intra-day margin payments during periods of significant price movement. Margin required to be posted to the exchanges is a function of the net open positions of our customers and the required margin per contract.

In addition, in our commodities trading, C&RM over-the-counter, securities and foreign exchange trading activities, we may be called upon to meet margin calls with our various trading counterparties based upon the underlying open transactions we have in place with those counterparties.

The Company continuously reviews its overall credit and capital needs to ensure that its capital base, both stockholders’ equity and debt, as well as available credit facilities can appropriately support the anticipated financing needs of its operating subsidiaries.

At September 30, 2009, the Company had total equity capital of $238.8 million, bank loans of $108.7 million, subordinated debt of $56.5 million and convertible subordinated notes of $16.7 million.

A substantial portion of the Company’s assets are liquid. At September 30, 2009, approximately 93% of the Company’s assets consisted of cash; deposits and receivables from exchange-clearing organizations, broker-dealers, clearing organizations, FCM’s, and counterparties; customer receivables, marketable financial instruments and investments, and physical commodities inventory, at cost. All assets are that are not customer and counterparty deposits, are financed by the Company’s equity capital, convertible subordinated notes, subordinated debt, bank loans, short-term borrowings from financial instruments sold, not yet purchased, and other payables.

Customer and Counterparty Credit and Liquidity Risk

Our operations expose us to credit risk of default of our customers and counterparties. The risk includes liquidity risk to the extent our customers or counterparties are unable to make timely payment of margin or other credit support. These risks expose us indirectly to the financing and liquidity risks of our customers and counterparties, including the risks that our customers and counterparties may not be able to finance their operations. Throughout the commodities and securities industries, continued volatility in commodity prices has required increased lines of credit, and placed a strain on working capital debt facilities. In many cases, our customers have been forced to increase leverage to unprecedented levels in order for them to continue to carry inventory and properly execute hedging strategies. Continuing volatility in the financial markets has tightened credit further.

As a clearing broker, we act on behalf of our customers for all trades consummated on exchanges. We must pay initial and variation margin to the exchanges before we receive the required payments from our customers. Accordingly, we are responsible for our customers’ obligations with respect to these transactions, which exposes us to significant credit risk. Our customers are required to make any required margin deposits the next business day, and we require our largest customers to make intra-day margin payments during periods of significant price movement. Our clients are required to maintain initial margin requirements at the level set by the respective exchanges, but we have the ability to increase the margin requirements for customers based on their open positions, trading activity, or market conditions.

With over-the-counter derivative transactions, we act as a principal, which exposes us to the credit risk of both our customers and the counterparties with which we offset our customer positions. As with exchange-traded transactions, our over-the-counter transactions require that we meet initial and variation margin payments on behalf of our customers before we receive the required payment from our customers. Over-the-counter customers are required to post sufficient collateral to meet margin requirements based on Value at Risk models as well as variation margin requirement based on the price movement of the commodity or security in which they transact. Our customers are required to make any required margin deposits the next business day, and we may require our largest clients to make intra-day margin payments during periods of significant price movement. We have the ability to increase the margin requirements for customers based on their open positions, trading activity, or market conditions.

In addition, with over-the-counter transactions, we are at the risk that a counterparty will fail to meet its obligations when due. We would then be exposed to the risk that the settlement of a transaction which is due a customer will not be collected from the respective counterparty with which the transaction was offset. We continuously monitor the credit quality of our respective counterparties and mark our positions held with each counterparties to market on a daily basis. FCStone has primarily carried trade credit insurance in amounts in excess of its exposure to each of its counterparties and will adjust levels of insurance or positions with a given counterparty based on the exposure to that counterparty.

Primary Sources and Uses of Cash

The Company’s assets and liabilities may vary significantly from period to period due to changing customer requirements, economic and market conditions and the growth of the Company. The Company’s total assets at September 30, 2009 and September 30, 2008, were $1,555.7 million and $438.0 million, respectively. The Company’s operating activities generate or utilize cash as a result of net income or loss earned or incurred during each period and fluctuations in its assets and liabilities. The most significant fluctuations arise from changes in the level of customer activity, commodities prices and changes in the balances of financial instruments and commodities inventory. FCStone, LLC, our FCM subsidiary, occasionally uses its margin line credit facilities, on a short-term basis, to meet intraday settlements with the commodity exchanges prior to collecting margin funds from our customers. FCStone, LLC utilizes subordinated debt to increase its excess regulatory capital.

We have liquidity and funding policies and processes in place that are intended to maintain significant flexibility to address both company-specific and industry liquidity needs. The majority of our excess funds are held with high quality institutions, under highly-liquid reverse repurchase agreements, with a maturity of typically three days or less, U.S. Government Treasury and Agency securities and AA-rated money market investments.

Approximately $10.5 million of the Company’s financial instruments owned and sold, not yet purchased, are exchangeable foreign equities and American Depository Receipts.

As of September 30, 2009, the Company had bank facilities of $287.0 million, of which $163.7 million was outstanding. As of September 30, 2008 the Company had bank facilities of $200.0 million, of which $119.8 million was outstanding. During the 2009 fiscal year, the Company’s subsidiary, INTL Commodities, renewed its revolving syndicated loan facility for an amount of $62.0 million. This facility is committed until June 29, 2010. The Company’s subsidiary, INTL Global Currencies Limited, has a $25.0 million facility, committed until December 31, 2009. The Company’s subsidiary, FCStone, LLC has a $75.0 million syndicated margin line credit facility available for funding daily and intraday margin calls at exchanges, committed through June 23, 2010. The Company has its own $35.0 million facility, committed until December 31, 2009. The Company’s Dubai subsidiary, INTL Commodities DMCC, has a $15.0 million uncommitted facility. The Company is in the process of renewing its $35.0 million facility and the $25.0 million facility for INTL Global Currencies Limited.

FCStone has a $55 million subordinated debt facility with a syndicate of lenders. As of September 30, 2009, the entire $55.0 million has been drawn and is being utilized as capital for regulatory purposes. The ability of FCStone to draw on this subordinated debt facility expired on July 22, 2009. The advances under the facility mature on July 22, 2010. The Company is currently in discussions with our current and potential lenders to replace this facility and is pursuing alternative sources of financing. Given the current turmoil in the credit markets there is no guarantee that the Company will be able to replace this committed subordinated agreement. We expect to repay the subordinated debt in full prior to the maturity date through income from operations and available internal cash reserves.

The Company is in the process of renewing the two facilities which are committed until December 31, 2009.

The Company’s facility agreements contain covenants relating to financial measures such as minimum net worth, minimum working capital, minimum regulatory capital and minimum interest coverage ratios. Failure to comply with any such covenants, with the exception of the FCStone subordinated debt facility, could result in the debt becoming payable on demand. The failure to comply with the financial covenants of the FCStone subordinated debt facility could result in the lenders exercising their rights to accelerate the scheduled maturity dates to a date not earlier than six months after giving such notice. As of September 30, 2009 the Company and its subsidiaries are in compliance with all of its covenants under these facilities.

The Company has recorded a $40.2 million income tax receivable on its consolidated balance sheet as of September 30, 2009. This receivable was acquired by the Company as a part of the FCStone transaction. It relates to the net operating loss of FCStone Group, Inc. for its year ended August 31, 2009. The Company has elected to carryback the net operating loss to recapture taxes paid in the prior two fiscal years. The Company expects to receive this income tax refund by the end of its second fiscal quarter of 2010.

In September 2006, the Company completed a private placement of $27 million of 7.625% subordinated convertible notes (“the Notes”). The Notes mature in September 2011. They are convertible at any time at the option of the noteholder at a current conversion price of $21.79 per share. The Notes contain customary anti-dilutive provisions. During the 2006 fiscal year, $2 million in principal amount of the Notes, together with accrued interest, were converted into a total of 79,562 shares of common stock of the Company. During the 2008 fiscal year, approximately $8.2 million in principal amount of the Notes, together with accrued interest, were converted into a total of 325,755 shares of common stock of the Company. During the 2009 fiscal year, approximately $0.1 million in principal amount of the Notes, together with accrued interest, were converted into a total of 4,359 shares of common stock of the Company, leaving $16.7 million in principal amount of Notes outstanding. At the current conversion price, conversion would result in the issue of 767,886 new shares of common stock. The Company may require conversion at any time if the dollar volume-weighted average share price exceeds $38.25 for 20 out of any 30 consecutive trading days. Noteholders may redeem their Notes at par if the interest coverage ratio set forth in the Notes is less than 2.75 for the twelve-month period ending December 31, 2009. The Company may redeem the Notes at 110% of par on March 11, 2010. Refer to Item 3 - Legal Proceedings, on page 20, for information on litigation commenced in November 2009 against the Company by a noteholder.

Effective May 2007, the Company acquired a group of companies (together ‘INTL Gainvest’) that conduct a specialist local markets securitization and asset management business in South America. In addition to the initial purchase price, the Company agreed to make a further payment to the sellers of INTL Gainvest on June 1, 2008 equal to 25% of the aggregate revenues of INTL Gainvest earned in the year to April 30, 2008; and a further payment on June 1, 2009 equal to 25% of the aggregate revenues of INTL Gainvest earned in the year to April 30, 2009. Accordingly, the Company paid $1.4 million to the sellers of INTL Gainvest on June 1, 2008 and a further $1.4 million on June 1, 2009. No further payments are required to be made by the Company to the sellers of INTL Gainvest.

On April 7, 2009, the Company acquired CIBSA, a leading securities broker-dealer based in Argentina. The Company paid approximately $1.7 million on the date of purchase and is obligated to make additional payments over the next two years, depending on the level of revenues achieved. Under the purchase agreement, the Company is obligated to pay an amount equal to 25% of the net revenues in excess of $2.5 million up to $3 million, 35% of the net revenues in excess of $3 million up to $4 million, and 40% of the net revenues in excess of $4 million for each of the two twelve-month periods ending March 31, 2010 and 2011 to the sellers as additional consideration. Any amounts paid under this agreement will be recorded as goodwill.

Other Capital Considerations

INTL Trading, the Company’s broker-dealer subsidiary, is subject to the net capital requirements of the SEC relating to liquidity and net capital levels. At September 30, 2009, INTL Trading had regulatory net capital of $1.5 million, which was $0.5 million in excess of its minimum net capital requirement of $1.0 million. The Company’s ability to receive distributions from INTL Trading is restricted by regulations of the SEC. The Company’s right to receive distributions from its subsidiaries is also subject to the rights of the subsidiaries’ creditors, including customers of INTL Trading. During 2009 INTL Trading paid dividends of $9.6 million to the Company.

INTL Capital, the Company’s Dubai asset management subsidiary, is regulated by the Dubai Financial Services Authority and is subject to a minimum capital requirement which at September 30, 2009, was approximately $0.5 million.

FCStone Australia Pty Ltd is regulated by the Australian Securities and Investment Commission and is subject to a minimum capital requirement which at September 30, 2009 was $50,000.

Our FCM subsidiary, FCStone LLC is subject to various regulations and capital adequacy requirements. Pursuant to the rules, regulations, and requirements of the CFTC and other self-regulatory organizations, FCStone LLC is required to maintain certain minimum net capital as defined in such rules, regulations, and requirements. Net capital will fluctuate on a daily basis. FCStone LLC’s adjusted net capital and minimum net capital requirements at September 30, 2009 were $63.2 million and $34.8 million, respectively.

FCC Investments, Inc., a broker-dealer subsidiary of FCStone, is subject to the net capital requirements of the SEC relating to liquidity and net capital levels. At September 30, 2009, FCC Investments, Inc. had regulatory net capital of $0.4 million, and its minimum net capital requirement was $0.3 million.

The Company expects to contribute $4.0 million to its defined benefit pension plans during fiscal 2010, which represents the minimum funding requirement.

Cash Flows

The Company’s cash and cash equivalents decreased from approximately $62.8 million at September 30, 2008 to approximately $60.5 million at September 30, 2009, a net decrease of approximately $2.3 million. Net cash of $17.4 million was used in operating activities, $27.8 million was provided by investing activities and net cash of $13.2 million was used in financing activities, of which approximately $13.8 million was from a reduction in amounts payable to lenders under loans and overdrafts. Fluctuations in exchange rates had a positive effect of $0.5 million on the Company’s cash and cash equivalents.

The Company is continuously evaluating opportunities to expand its business. Expansion of the Company’s activities will require funding and will have an effect on liquidity.

Apart from what has been disclosed above, there are no known trends, events or uncertainties that have had or are likely to have a material impact on the liquidity, financial condition and capital resources of the Company.

Commitments

Information about the Company’s commitments and contingent liabilities is contained in Note 16 of the Consolidated Financial Statements.

The Company’s senior subordinated convertible notes, as described in note 2 of the Notes to the Consolidated Financial Statements, are due in September 2011 if they are not converted or redeemed prior to their due date. Refer to Item 3- Legal Proceedings, on page 20, for information on litigation commenced in November 2009 against the Company by a noteholder.

Off Balance Sheet Arrangements

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer and futures commission merchant and from its market making and proprietary trading in the foreign exchange and commodities trading business. As part of these activities, the Company carries short positions. For example, it sells financial instruments that it does not own, borrows the financial instruments to make good delivery, and therefore is obliged to purchase such financial instruments at a future date in order to return the borrowed financial instruments. The Company has recorded these obligations in the consolidated financial statements at September 30, 2009 at fair value of the related financial instruments, totaling $127.5 million. These positions are held to offset the risks related to financial assets owned and reported on the Company’s consolidated balance sheets under ‘Financial instruments owned, at fair value’, and ‘Physical commodities inventory, at cost’. The Company will incur losses if the fair value of the financial instruments sold, not yet purchased, increases subsequent to September 30, 2009, which might be partially or wholly offset by gains in the value of assets held at September 30, 2009. The total of $127.5 million includes a liability of $30.8 million for derivatives, based on their market value as of September 30, 2009.

In the Company’s foreign exchange and commodities trading business segments, the Company will hold options and futures contracts resulting from market-making and proprietary trading activities in the Company’s foreign exchange/commodities trading business segment. The Company assists its customers in its commodities trading business to protect the value of their future production (precious or base metals) by selling them put options on an OTC basis. The Company also provides its commodities trading business customers with sophisticated option products, including combinations of buying and selling puts and calls. The Company mitigates its risk by effecting offsetting options with market counterparties or through the purchase or sale of exchange traded commodities futures. The risk mitigation of offsetting options is not within the documented hedging designation requirements of the Derivatives and Hedging Topic of the Accounting Standards Codification.

In the Company’s C&RM segment, the Company will generally offset the customers transaction simultaneously with one of our trading counterparties when transacting OTC and foreign exchange contracts with our customers. On a limited basis, our OTC and foreign exchange trade desks will accept a customer transaction and will offset that transaction with a similar but not identical position on the exchange. These unmatched transactions are intended to be short-term in nature and are conducted to facilitate the most effective transaction for our customer.

Derivative contracts are traded along with cash transactions because of the integrated nature of the markets for such products. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firm-wide risk management policies.

The Company is a member of various commodity exchanges and clearing organizations. Under the standard membership agreement, all members are required to guarantee the performance of other members and, accordingly, in the event another member is unable to satisfy its obligations to the exchange, may be required to fund a portion of the shortfall. Our liability under these arrangements is not quantifiable and could exceed the cash and securities we have posted as collateral at the exchanges. However, management believes that the potential for us to be required to make payments under these arrangements is remote. Accordingly, no contingent liability for these arrangements has been recorded in the consolidated balance sheets as of September 30, 2009.

Effects of Inflation

The Company’s assets are not significantly affected by inflation because they are, to a large extent, liquid in nature. Increases in the Company’s expenses, such as compensation and benefits, clearing and related expenses, occupancy and equipment rental, due to inflation, may not be readily recoverable from increasing the prices of services offered by the Company. In addition, to the extent that inflation results in rising interest rates or has other adverse effects on the financial markets and on the value of financial instruments, currency and commodities positions, it may adversely affect the Company’s financial position and results of operations.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP. The Company believes that, of its significant accounting policies, those described below may, in certain instances, involve a high degree of judgment and complexity. These critical accounting policies may require estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the consolidated financial statements. Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these policies is important in understanding the reported results of operations and the financial position of the Company.

Valuation of Financial Instruments and Foreign Currencies. Substantially all financial instruments are reflected in the consolidated financial statements at fair value or amounts that approximate fair value. These financial instruments include: cash, cash equivalents, and financial instruments purchased under agreements to resell; deposits with clearing organizations; financial instruments owned; and financial instruments sold but not yet purchased. Unrealized gains and losses related to these financial instruments, which are not customer owned positions, are reflected in net earnings. Where available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. In some cases, even though the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value. The value of foreign currencies, including foreign currencies sold, not yet purchased, are converted into its U.S. dollar equivalents at the foreign exchange rates in effect at the close of business at the end of the accounting period. For foreign currency transactions completed during each reporting period, the foreign exchange rate in effect at the time of the transaction is used.

The application of the valuation process for financial instruments and foreign currencies is critical because these items represent a significant portion of the Company’s total assets. The accuracy of the valuation process allows the Company to report accurate financial information. Valuations for substantially all of the financial instruments held by the Company are available from independent publishers of market information. The valuation process may involve estimates and judgments in the case of certain financial instruments with limited liquidity and over-the-counter derivatives. Given the wide availability of pricing information, the high degree of liquidity of the majority of the Company’s assets, and the relatively short periods for which they are typically held in inventory, there is insignificant sensitivity to changes in estimates and insignificant risk of changes in estimates having a material effect on the Company. The basis for estimating the valuation of any financial instruments has not undergone any change.

Revenue Recognition. Realized and unrealized trading income in securities, foreign currencies and commodities purchased or sold for the Company’s account is recorded on a trade date basis or on validly invoiced delivery of physical commodities. Securities owned and securities sold, not yet purchased and foreign currencies sold, not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Fee income is recorded when the services related to the underlying transactions are completed under the terms of the relevant contract.

The critical aspect of revenue recognition for the Company is recording all known transactions as of the trade date of each transaction for the financial period, or validly invoiced deliveries for physical commodities. The Company has developed systems for each of its businesses to capture all known transactions. Recording all known transactions involves reviewing trades that occur after the financial period that relate to the financial period. The accuracy of capturing this information is dependent upon the completeness and accuracy of the operations systems including personnel and the Company’s clearing firm.

Physical Commodities Inventory. Physical commodities inventory is stated at the lower of cost or market value, determined using the weighted average price method. The Company generally mitigates the price risk associated with physical commodities held in inventory through the use of derivatives. This price risk mitigation does not generally qualify for hedge accounting under U.S. GAAP. Any unrealized gains in physical commodities inventory are not recognized under U.S. GAAP, but unrealized gains and losses in related derivative positions are recognized under U.S. GAAP. As a result, the Company’s reported commodities trading earnings are subject to volatility.

Recently Issued Accounting Standards

The details for recently issued accounting standards can be found under Note 2 of the Consolidated Financial Statements.